United States securities and exchange commission logo





                              November 3, 2021

       Daniel Coyne
       Chief Executive Officer
       Environmental Impact Acquisition Corp
       535 Madison Avenue
       New York, NY 10022

                                                        Re: Environmental
Impact Acquisition Corp
                                                            Amendment No. 1 to
Registration Statement of Form S-4
                                                            Filed October 19,
2021
                                                            File No. 333-259375

       Dear Mr. Coyne:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 6, 2021 letter.

       Amendment No. 1 to Form S-4 filed October 19. 2021

       Summary of the Proxy Statement/Prospectus
       Company Overview, page 1

   1. We note your response to prior comment 3, and we reissue in part. While we note you revised your disclosure
to indicate that one of your agricultural products, namely one designed to manage
Colorado potato beetles, has been submitted to the EPA for approval, please revise further
to clarify that your other agricultural products are in various development stages
ranging from nascent candidates to some in various stages of field testing. Additionally,
please revise your summary description of your agricultural
                                                        products to describe
the steps that will be necessary for New GreenLight to take to obtain approval for and to
commercialize the product candidates in this class, including steps that
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         will be necessary to obtain EPA approval, similar to the description of next steps you have
         added to your summary disclosure regarding your human health candidates.
2. We note the following statement on page 1: "This platform enables us to make complex
         biological molecules   nucleic acids, peptides, carbohydrates, and
many others   in a
         manner that we believe is capable of creating products at a lower cost, higher quality, and more scalable fashion than alternative products." We note similar statements throughout the proxy statement/prospectus, such as the following:
             " Using elements of this platform, including the manufacturing process know-how, allows us to produce mRNAs. We believe our approaches to produce
RNA molecules
              are cost-effective and scalable." (page 2)
             "We can make multiple forms of RNA at scale using a differentiated manufacturing platform. We believe our expertise and proprietary technology will allow us to bring
              RNA products quickly and cost-effectively to market." (page 236)
         Please revise these and similar statements to explain the basis for management's beliefs that the Company's biomanufacturing processes for producing mRNA products are
         "scalable." In this regard, we note your risk factor disclosures in the sub-section captioned
         "Risks Related to GreenLight   s Manufacturing Platform" beginning on
page 32 that the
         manufacturing processes for GreenLight's product candidates are "innovative and complex," that there are no products currently manufactured at commercial scale utilizing your manufacturing processes, and that GreenLight has "limited experience in manufacturing or commercializing proposed product candidates to scale."
3. We note disclosure in your Company Overview, and in other places throughout the proxy statement/prospectus, such as the following:
             Disclosure on pages 1 and 234 regarding the Company's belief that its platform "can
              create advanced products to address   quickly, directly, and
specifically   some of
              humanity   s greatest challenges;"
             Disclosure on page 32 stating that "in order to bring GreenLight
s mRNA related
              products, particularly GreenLight   s pre-clinical COVID-19
vaccine candidate, to
              market quickly, GreenLight is designing some aspects of its manufacturing process in
              parallel with building the infrastructure for that process;"
             Disclosure on page 236 stating that GreenLight can make multiple forms of RNA at scale using a differentiated manufacturing platform, and believes its "expertise and
              proprietary technology will allow [it] to bring RNA products quickly and cost-
              effectively to market."
         Please revise these and any similar disclosures throughout the proxy statement/prospectus to remove any implication that you will be successful in obtaining necessary regulatory approvals or commercializing your product candidates in a rapid or accelerated manner, as such statements are speculative.
Interests of ENVI Directors and Officers in the Business Combination, page 15

4.       We note your response to prior comment 6, which we reissue in part.
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                Refer to the first bullet of the prior comment. With respect to quantifying and
              describing the nature of what the sponsor and its affiliates have at risk that depends on the completion of a business combination, please further revise your disclosure to
              include the current value of loans extended, fees due, out-of-pocket expenses and any other items for which the sponsor and its affiliates are awaiting reimbursement as of the date of this filing. To the extent the sponsor and its affiliates have not loaned any money to ENVI and have not incurred any fees or expenses on behalf of ENVI for
              which they are seeking reimbursement, please so state. Provide similar disclosure for
              the company   s officers and directors, if material.

                Refer to the third bullet of the prior comment. Please further revise your disclosures to to better highlight that the sponsors and public shareholders may experience different rates of return in the combined company should the business combination occur. Discuss in both quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests. For example, since your sponsor acquired a 20% stake for approximately $0.0001 per share and the merger consideration is based on a deemed price per share of $10.00 a share, the insiders could make a substantial profit after the initial business combination even if public investors experience substantial losses. Rather than simply stating that the initial stockholders' shares "will have a significantly higher value at the time of the
              Business Combination," revise to quantify the aggregate dollar value that the initial stockholders' shares may be worth if the Business Combination occurs to demonstrate the potential profit. Please also highlight this information in your Questions and
              Answers and in the bulleted risk factors beginning on page 78. Background to the Business Combination, page 123

5.       Refer to the third bullet in prior comment 14, which we reissue.
             We note your revised disclosure on page 126 states that in determining the reasonableness of the initial GreenLight valuation range included in the LOI's term sheet, the ENVI Board "considered other public companies engaged in the pre-
             clinical stage development of novel pharmaceutical products as well as those companies selling and developing agricultural technology." Please revise this disclosure to more specifically address the factors included in the "consideration" of other public companies and the results of such analysis.
             Address the extent to which the ENVI Board considered GreenLight's April 19, 2021 comments on the LOI described on page 126. Revise to describe the factors or conditions that led ENVI to agree to the high-end valuation at $1.2 billion in the revised letter of intent dated April 20, 2021.
6. Refer to the second bullet in prior comment 15, which we reissue. We note that you have revised your disclosure on page 133 to state: "The ENVI Board considered the obligations of the initial stockholders pursuant to the Sponsor Letter Agreement, the interests of Canaccord, an affiliate of the Sponsor, including the fee Canaccord would
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         receive in connection with the Closing, and the interests of ENVI to complete an initial
         business combination before July 19, 2022." While this disclosure helps to clarify some of the factors that the Board considered, please further revise to indicate how the board considered the various conflicts of interests of your sponsor and your officers and directors and the outcome of its analysis that led the Board to recommend the business combination.
Certain Company Projected Financial Information, page 143

7.       We acknowledge your revised disclosures in response to prior comment
17. Please
         further revise your disclosure as follows.

                Refer to the second bullet in prior comment 17, which we reissue. In the fourth bullet on page 146, we note your disclosure that beginning in 2022, the GreenLight financial projections include estimated revenue from human health products. More specifically, you disclose that in 2022, initial human health revenue of $40 million is expected to be generated from a future collaboration on your COVID-19 vaccine program with a strategic partner and that you "have modeled partner revenue expectations based on comparable company agreements for similar vaccine programs." Please revise to elaborate on the basis for your partner revenue expectation. To that end, please disclose the criteria by which you determined that such other companies are comparable, and state the number of comparable company agreements you based your revenue expectation on. To the extent there were other companies that met your selection criteria but were excluded from the analysis, please disclose this information and provide the basis for the exclusion. Provide examples of names of the comparable companies and briefly describe the basis for your assessment that their vaccine programs are similar to your COVID-19 vaccine program.

                Refer to the third bullet in prior comment 17. We note the revised disclosure with respect to the third to last bullet on page 147, which now states that the revenue projections assume that GreenLight will complete development of all programs in the pipeline and obtain all required regulatory approvals on time, but that there is no guarantee that you will successfully receive timely regulatory approval for any of products according to your projected timelines, or at all. Please further revise to specifically state whether or not any assessment of the probability of regulatory/technical success of the GreenLight product candidates was undertaken so as to underpin this assumption. To the extent such assessment was conducted, provide the material details. To the extent no such assessment was performed, revise to explain why the separate possibility that GreenLight's product candidates will not successfully complete field or clinical trials was not considered or factored into the assumption.

                Refer to the fourth bullet in prior comment 17. In the place(s) you deem most
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              appropriate, revise your disclosure to explain how ENVI and its
Board considered
              and relied upon the GreenLight forecasts, particularly in light of the length of the projections and GreenLight's current status as a development stage company with no approved products. In this regard, we note that disclosure in the section captioned
              "The ENVI Board   s Reasons for the Business Combination"
beginning on page 130
              states that the ENVI Board identified and considered the the GreenLight forecasts and considered them a factor weighing in favor of pursuing the Business
              Combination.
Our Business Model and Growth Strategy, page 236

8. We note your revised disclosure on page 238 that describes next steps New GreenLight will have to take in order to begin any Phase I clinical trials of its human health product candidates, including "producing the Phase I clinical drug substance for each of the product candidates, which will require the Company to complete the build-out of its manufacturing facility..." Additionally, we note that you disclose on page 145 that
         GreenLight's material projected financial information which was provided to ENVI and its board assumes that GreenLight will manufacture its plant and human health products.
         Please revise to specify which manufacturing facility's build-out you refer to here.
         Disclose the estimated timeline for completion and the estimated cost to the Company to complete the "build-out" of this facility, and include a cross-reference to relevant risk factor disclosures discussing your manufacturing facilities.

         We also note Risk Factor disclosure on page 32 under the heading beginning "GreenLight is designing and building its mRNA manufacturing facility in parallel with product and process development..." and disclosure on page 34 under the following heading:
         "GreenLight has built a large-scale biologics manufacturing facility and a laboratory, which will result in the incurrence of significant investment with no assurance that such investment will be recouped."

                This risk factor disclosure on page 34 states in part: "In order to support its future growth and drug development pipeline, GreenLight is expanding its production capacity by building, or expanding the capacity of existing, large-scale biologics manufacturing facilities in Rochester, New York, Raleigh, North Carolina and its
              laboratory in Medford, Massachusetts..." Given the difference in verb tenses used throughout the proxy statement/prospectus with respect to your manufacturing facilities such as "has built," "is building," and "is expanding," it is unclear what the current status of GreenLight's various production and lab facilities is. Please revise to indicate which facilities, if any, are fully completed, which are already existing but being expanded, and which are being newly built, and identify what is or will be manufactured at each facility. Disclose the total estimated costs of completing the design, expansion, and/or building of each facility, including any portions of such amounts that have yet to be paid.
                The risk disclosure also states that the Company "intends to build further
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Environmental Impact Acquisition Corp
November 3, 2021
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              manufacturing facilities using its platform technology in the
U.S. and in countries
              outside of the U.S. with no assurance that the additional capacity will be required or that this investment will be recouped." To the extent known, please expand your discussion regarding the Company's intentions for such additional facilities, including disclosing when and where any contemplated facilities are intended to be built as well as the estimated cost of building the intended manufacturing facilities.
                The disclosure states the Company expects the Rochester facility to be operational during the fourth quarter of 2021, but that GreenLight "has had delays, and if there are additional delays in bringing GreenLight's existing facility online, GreenLight may not have sufficient large-scale manufacturing to meet its long-term manufacturing requirements in a timely manner." To the extent material, revise your disclosure to describe the delays in building or bringing the Rochester facility online so that investors can assess the likelihood of future similar or recurring delays.
              Please also revise to describe any shorter-term risks that delays may present with respect to certain of your products or programs that depend on manufacturing based out of this facility.
Planned Products and Milestones, page 238

9. We note that the combined pipeline table has been removed from the proxy statement/prospectus and that you appear to have made revisions to the section captioned
         "Planned products and milestones" in response to prior comment 22. In this regard, you have added parenthetical disclosure following your key planned human health clinical milestones on page 238. We note that for the seasonal flu vaccine, supra-seasonal influenza vaccine, antibody therapy, and sickle cell disease gene therapy programs, you indicate that each is "currently in pre-toxicity study development." Please further revise each of these parentheticals to more precisely indicate the current development status of your human health programs and better align with disclosure made elsewhere in the proxy statement/prospectus. By way of example and not limitation, please revise to indicate, as you have in the newly added section captioned "Early Stage R&D" on page 250, that the supra-seasonal influenza and antibody therapy programs are currently in the "early stages of concept evaluation" with clinical candidate selection not anticipated until 2024.
Overview of manufacturing process for human health
Encapsulation, page 241

10. We note your response to prior comment 20. You use the phrase "Deliver Safely" in the graphic at the top of page 243, which appears to be intended to depict a stage
FirstName LastNameDaniel Coyne
       of GreenLight's mRNA drug product manufacturing process which is based on lipid
Comapany   NameEnvironmental
       nanoparticles              Impact
                      that encapsulate    Acquisition
                                       mRNA           CorpPlease revise to
remove the word
                                              molecules.
       "safely"
November        fromPage
           3, 2021    this6graphic in accordance with the prior comment.
FirstName LastName
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Human Health Product Pipeline, page 244

11. We note your response to prior comment 23, and we have the following additional comments.
             Refer to the first bullet in prior comment 23. Please also revise your discussion of the preclinical animal studies of your seasonal influenza vaccine candidate to provide additional material details as you have for your COVID-19 candidate. In this regard, we note you make a conclusory statement on page 249 that your influenza mRNA vaccine candidate "has demonstrated protection in vaccinated mice after viral challenges with a one- or two-dose regimen" without describing the mouse trial or its results in any detail. You also appear to be conducting ongoing pre-clinical experiments in a ferret model. In relation to these discussions, we reissue the prior comment.
             We refer to the inclusion of two graphs pertaining to your COVID-19 hamster model experiments on page 246 in the section captioned "Product Concept" that also appear to be included on page 247 and 248 in the section captioned "Achievements to date and future milestones." While it appears this duplicate inclusion may have been inadvertent, please ensure that presentation of the graphs does not proceed the narrative discussion of the animal model from which the results derive.
             Refer to the second bullet in prior comment 23. We note that your COVID-19 hamster model graphs and your narrative disclosure on pages 247-248 reference
            "GLB-COV-2-043." To facilitate better understanding of your disclosure, please revise to clarify, if true, that this is the name of GreenLight's COVID-19 vaccine candidate.
Achievements to date and future milestones, page 246

12. We note your response to prior comment 21, and your revised disclosures describing the development status of your human health product candidates. This disclosure includes statements such as the following:
             "Once we successfully complete our planned clinical trials, we plan to analyze the data and assess whether to submit an application package to the FDA, or other regulatory authorities in jurisdictions outside the U.S., for emergency or full marketing authorization." (page 248)
             "Once we complete the design and testing of our [influenza] product candidate in animal models, select the ones to progress to IND-enabling toxicology studies, and in parallel discuss with the FDA our development approach through pre-IND consultations, we will be able to select a clinical candidate." (page 249)
         Please revise these and any similar disclosures to remove any implication that you will be successful in designing and completing preclinical tests or clinical studies, or that the results of any such completed tests or studies will be positive and enable you to select or advance your product candidates, as these statements are speculative.
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Plant Health Product Pipeline
An introduction to dsRNA and agriculture, page 251

13. We note that the following sentence regarding dsRNA environmental degradation has been included on page 251: "Finally, in the event any residue remains, there is an established history of safe consumption of RNA molecules in human and animal food that suggests that there is no meaningful adverse biological effect of ingested RNAs." Please revise this disclosure, as well as similar disclosure in your Risk Factor disclosure on page
         60, to explain the basis for these statements.
14. We refer to the last sentence of this section, which states: "Based on our toxicity testing and these advantages of dsRNA, GreenLight has requested a tolerance exemption from the
         EPA for dsRNA for its first product, Ledprona, and has proposed product labeling consistent with the lowest level of pesticide toxicity class." We note that this appears to be the only reference to "Ledprona" in the proxy statement/prospectus, which otherwise tends to refer to GreenLight programs or product candidates with reference to their target use or organism or pest to be managed. Upon first use of a specific product name, please identify the program or product candidate to which that name relates.

         Similarly, we note that the proxy statement/prospectus contains references in certain sections to "Vadescana," such as in the Summary Risk Factors on page 21 where the term is first used without definition or context. Based on risk factor disclosure on page 58, this appears to be the name of your animal health product intended to control the Varroa destructor mite. Please revise your summary risk factor disclosure to tie the term to this program. Please also revise the section captioned "Varroa mites" on page 253 to incorporate and define the term "Vadescana" so that it is clearer that the discussion in this section ties back to the risk factor disclosure under "Risks Related to our Animal Health
         Program."
Process for developing new products, page 251

15. We note that you have added a table on page 251 that describes GreenLight's five-phase development process for its plant and animal health products. We also note the narrative disclosure immediately preceding the table stating that "in order for a product to move to a particular stage, it must successfully have met the requirements of the preceding stages."
         We have the following initial comments.
             Please enlarge the font to ensure that the text in each column of the table is clearly legible.
             Clarify the meaning of acronyms "PoC" and "PoT" in the "Phase 1" columns.
             It appears that the green bar labeled "Development' underneath the "Phase 2" and
              "Phase 3" columns should be revised and sub-divided to reflect a "pre-development"
              phase to better correspond with the Phase 2 column. If this assessment is accurate, please revise accordingly or otherwise advise.
             The information presented in the table should easily tie to the discussion of each of
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Environmental Impact Acquisition Corp
November 3, 2021
Page 9
              the plant and animal health programs. With respect to your fungicide programs discussed beginning on page 254, please revise your discussion of the Boytris and
              Grapevine powdery mildew programs to indicate the current phase of product development as we note you have done for other plant and animal health candidates.
Varroa mites, page 253

16. We note your response to prior comment 25. We refer you to the last sentence of that comment, which we reissue.
           To the extent material to your Varroa mite product candidate, please revise your discussion of this program to describe the "adverse effects on ladybugs" that you mention have been observed in field testing on page 253. We also note your Risk
            Factor disclosure describing evidence of a relationship between the dose of your product and honeybee mortality. On page 58, you state: "A potential challenge with the EPA approval is that EPA typically seeks a 10x dose safety factor. At these doses, however, we have observed significant bee mortality that we do not yet understand.
            Ensuring that we can meet applicable EPA safety factor requirements while protecting bee populations is a significant challenge to commercializing our
            product...If we cannot reduce bee mortality, we may not be able to obtain EPA approval to market our product." Therefore, please further revise your pipeline disclosure to address adverse effects observed in field trials on honeybee populations. With respect to observed adverse effects on both ladybug and honeybee populations, discuss any material impact such adverse effects may have on further product development or product approval. Please also provide a cross-reference to relevant risk-factor disclosures.
           On page 253, you have revised your disclosure to state as follows with respect to adverse effects observed in ladybugs: "It should be noted that the product is delivered directly to bee hives in a ready-to-use formulation in a sealed packaging.
            Because ladybugs typically do not enter bee hives, in practical use it is not expected that they will be exposed to the product." Please further revise this statement to disclose, as you have in your risk factor disclosure, that until you complete field trials, it is unclear whether you will be able to limit delivery of the product to bees and, through bees, to Varroa mites, in a manner that will effectively impede mite function.
           On page 253, you have revised your disclosure to state that in order to submit a dossier to the EPA in 2022, you will need to complete additional required studies, including a bee safety study that is only available seasonally. Please revise to indicate whether the EPA requested this further safety study and data in order to
FirstName LastNameDaniel
            effectively evaluate Coyne
                                   your product, and disclose the season in
which such study may
Comapany be NameEnvironmental
                performed. PleaseImpact     Acquisition
                                     also revise         Corp
                                                 to indicate when you
anticipate you will be able to
November 3, submit
               2021 for
                      PageU.S.
                            9 registration approval under the EPA's FIRFA
regulations.
FirstName LastName
 Daniel Coyne
FirstName LastNameDaniel  CoyneCorp
Environmental Impact Acquisition
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Environmental, Social, and Governance (ESG) Strategy, page 257

17. Refer to the first bullet in prior comment 29, which we reissue in part. We continue to note that you use the terms "sustainable" and "sustainability" throughout the proxy statement/prospectus without definition. Please revise to define the terms at first use and in other appropriate places, including this section specific to your ESG strategy. Please additionally revise to define your use of the terms "green" or "greener."
Patents, page 260

18.      We note your response to prior comment 30, which we reissue in part.
             Refer to the third full paragraph page 261 where you discuss "the fourth RNA production platform family" related to methods for production of mRNA. This disclosure states that the family contains a U.S. application along with "applications recently filed or to be filed in a number of foreign jurisdictions" without specifying such jurisdictions as you have for other patent families. Please revise to so state.
             Additionally, we note what appears to be an inadvertent duplication of the second and third paragraphs on page 260 beginning "Individual patent terms extend for varying periods of time..." Please revise as you deem appropriate. Intellectual Property Agreements, page 263

19. We note your response to prior comment 31. With reference to the disclosure now included in this section discussing the Acuitas Therapeutics Development & Option
         Agreement and the Acuitas License Agreement, we reissue the comment. Please revise to disclose the following material financial terms under such agreements:
             The total amount of the technology access fee paid to Acuitas at the outset of the
              Option Agreement (page 265);
             The total amounts of the annual technology maintenance fee and target reservation and maintenance fees payable under the Option Agreement (page
265); and
             The total amount of the annual license maintenance fee payable to Acuitas under the
              License Agreement (page 266).
Financial Overview
Components of Our Results of Operations
Revenue, page 276

20. On page 277, you disclose that all of GreenLight's revenue to date has been derived from collaboration and license agreements with Ingredion Incorporated, which it entered into in
         2015 and subsequent periods. We note your revised disclosure on the same page stating that on September 30, 2021, the Company received a notice from Ingredion "terminating the Master Collaboration Agreement, the Exclusive License Agreement as then in effect, and any specific collaboration projects pursuant thereto." Please further revise your disclosure to provide an explanation for the termination.
 Daniel Coyne
FirstName LastNameDaniel  CoyneCorp
Environmental Impact Acquisition
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        You may contact Julie Sherman at 202-551-3640 or Vanessa Robertson at
202-551-
3649 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Celeste Murphy at 202-551-
3257 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Brent Epstein